Exhibit 21.1

Subsidiaries of Vaxxinity, Inc.

Name of Subsidiary	State/Country of Organization
C19 Corp.	Delaware
Covaxx Brasil Ltda.	Brazil
Trinity Property Group II, LLC	Texas
United Neuroscience	Cayman Islands
United Neuroscience Limited	Hong Kong
United Neuroscience Limited	Ireland
United Neuroscience Limited, Taiwan Branch	Taiwan
United Neuroscience, LLC	Delaware
UNS IP Holdings, LLC	Delaware